UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Ironwood Gold Corp.
(Name of Issuer)

Units Consisting of Common Stock, par value $.001 per share and Warrants exercisable to purchase Common Stock
(Title of Class of Securities)

463320101
(CUSIP Number)

     Mr. Mike Muzylowski
Callinan Mines Limited
Suite 1100 - 736 Granville Street
Vancouver, B.C., Canada V6Z 1G3
(604) 605-0885

With a copy to:

     Charles Rendina, Esq.
Boughton Law Corporation
700 – 595 Burrard Street
P.O. Box 49290
Vancouver, B.C. Canada V7X 1S8
(604) 605-8339
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)
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* The remainder of this cover page shall be filled out for a reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 2 OF 8 PAGES
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1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Callinan Mines Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

Not Applicable

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

	7	SOLE VOTING POWER

4,000,000

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		4,000,000

	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,000,000 (if all warrants exercised) See Item 5 (a)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2% ( if all warrants exercised) See Item 5 (a)

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 3 OF 8 PAGES
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14	TYPE OF REPORTING PERSON*

CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 4 OF 8 PAGES
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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to Units consisting of shares of common stock, par value $.001 per share (the "Shares"), of Ironwood Gold Corp. (the “Issuer”) and Warrants (the “Warrants”) exercisable to purchase 1 share of common stock of the Issuer at an exercise price of $.07 per share exercisable over 2 years. The principal executive office of the Issuer is located at 7047 E. Greenway Parkway #250, Scottsdale, Arizona 82254.

ITEM 2. IDENTITY AND BACKGROUND

     (a) The person filing this statement is Callinan Mines Limited, a Canada Corporation ("CM"). CM's principal business is Mineral Exploration and Development and the holder of the Shares set forth in this Schedule 13D.

Mr. Mike Muzylowski is the President and Chief Executive Officer of CM.

The Reporting Person has their principal business and office addresses at Suite 1100-736 Granville Street, Vancouver, British Columbia Canada V6Z 1G3.

    (d) The Reporting Person has never been convicted in any criminal proceeding.

     (e) The Reporting Person has never been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Mr. Muzylowski is a Canadian citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Reporting Person.

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 5 OF 8 PAGES
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ITEM 4. PURPOSE OF TRANSACTION

     CM acquired Units for investment in the ordinary course of business because the Reporting Person believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Person has communicated with Management of the Issuer, and expects to continue to do so, regarding their desire that the Issuer pursue appropriate measures to enhance shareholder value. The Reporting Person intends to closely evaluate the performance of the Issuer and the value of the Shares, including but not limited to the continued analysis and assessment by the Reporting Person of the Issuer's business, assets, operations, financial condition, capital structure, management and prospects.

     If the Reporting Person is unsatisfied with the performance of the Issuer and the value of the Shares, they may, among other things: (i) communicate with other shareholders of the Issuer, or other persons, regarding the composition of the Issuer's board of directors and management, (ii) seek to cause the Issuer to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination or transaction (including the sale of certain assets) with, one or more other parties, and communicate with such other parties, (iii) perform a strategic review of the Issuer's operations with a view to optimizing such operations, transferring individual assets and/or reducing the Issuer's currently outstanding debt, (iv) solicit proxies from other shareholders to be used to seek the election of one or more nominees of the Reporting Persons and/or (v) take other actions which the Reporting Person believes to be appropriate.

     Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in sub-paragraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review CM’s investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to CM’s investment in the Issuer as they deem appropriate including, without limitation, exercising warrants or purchasing additional Shares or selling some or all of the Shares held by CM, or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 4,000,000 Units consisting of Common Shares equal to approximately 5.2% and 4,000,000 Warrants which if exercised will constitute 10.2% of the currently issued and outstanding Shares. The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 76,799,200 Common Shares outstanding.as disclosed by the Issuer to the Reporting Person at the time of sale..

     (b) CM possesses sole power to vote and direct the disposition of all of the Units. Thus, as of September 3, 2010, pursuant to Rule 13d-3(d)(1)(i)(A)under the Securities Exchange Act of 1934 the Reporting Person may be deemed to beneficially own up to 8,000,000 Shares, or 9.2% of the Shares deemed issued and outstanding as of that date.

     (c) The following transactions in the Shares were effected by the Reporting Person during the past 60 days, each of which was effected in a private placement pursuant to an agreement between the Issuer and the Reporting Person.

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 6 OF 8 PAGES
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Callinan Mines Limited

Trade Date	Units Purchased (Sold)	Price per Unit
09/03/2010	4,000,000	$0.05

     (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Securities Purchase Agreement Dated September 3, 2010

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Securities Purchase Agreement Dated September 3, 2010.

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 7 OF 8 PAGES
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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2010

“Mike Muzylowski” (Signed)
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     Mike Muzylowski, in his capacity
as President and Chief Executive Officer of Callinan Mines Limited

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CUSIP NO. 463320101	SCHEDULE 13D	PAGE 8 OF 8 PAGES
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EXHIBIT INDEX